

June 24, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

      Re: Nuveen Unit Investment Trust, Series 145
         File No. 333-211629

Dear Mr. Warren:

      On May 26, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 145, consisting of a unit investment trust, the Nuveen TIAA ESG Global Dividend Portfolio, 2Q 2016 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Principal Investment Strategy (p. 2)

1. Please disclose how the Trust will comply with Rule 35d-1 of the Investment Company Act of 1940 with respect to the word "dividend" in its name.

Determination of ESG Criteria (pp. 2-3)

2. Please disclose what you mean by "international norms and principles."

Portfolio Contents (pp. 3-4)

3. Please disclose the specific criteria the fund uses to determine that a security is of a "non-U.S." company. In this regard, note that the investment must be "economically tied" to the non-U.S. company. See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

Selection of Portfolio Securities (pp. 4-5)

4. Under Establishment of an Investable Universe, please disclose the initial universe of securities to which TAI applies the ESG criteria to establish the investable universe.

5. The disclosure states that the "ESG evaluation process is conducted on an industry-specific basis." Does the Trust identify certain industries in which it intends to invest? If so, please disclose such industries.

6. Please disclose the "key performance indicators" which the Trust will use to establish the Investable Universe.

7. Please disclose what you mean when you state that "ESG factors are applied implicitly."

Principal Risks (pp. 5-10)

8. Please consider whether Preferred Securities Risk (or something similar) should be added as a principal risk of investing in the Trust.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison White

Alison White